Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 9, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Contingent Coupon Autocallable Yield Notes due August 22, 2018	August 4, 2017	J719
Accelerated Barrier Notes due February 9, 2021	August 4, 2017	T1071
Auto-Callable Contingent Income Securities due August 7, 2020	August 4, 2017	U2220
Auto-Callable Contingent Income Securities due August 8, 2019	August 4, 2017	U2222
Airbag Autocallable Yield Notes	August 4, 2017	U2235AB
4.75% per annum Contingent Coupon Autocallable Yield Notes due February 11, 2019	August 4, 2017	U2243